GIOVANNI CARUSO Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4866 212.407.4000 212.407.4990 gcaruso@loeb.com

Via Edgar

January 3, 2024

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Tim Buchmiller
Dillon Hagius Ibolya Ignat Kevin Vaughn

Re:	Redwoods Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed December 4, 2023 File No. 333-273748

Dear Mr. Buchmiller:

On behalf of our client, Redwoods Acquisition Corp. (“Redwoods” or the “Company”), we hereby provide a response to the comments issued in a letter dated December 15, 2023 (the “Staff’s Letter”) regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-4 that was filed by the Company on December 4, 2023 (the “Amended Registration Statement No. 3”). Concurrently with the submission of this letter, the Company is filing an amendment to the Amended Registration Statement No.3 on Form S-4 (the “Amended Registration Statement No.4”) via EDGAR for review in accordance with the procedures of the Securities and Exchange Commission.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Registration Statement No.4, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Amendment No. 3 to Registration Statement on Form S-4

Cover Page

1.	Please revise your cover page to prominently disclose the title and amount of securities offered. Refer to Item 501(b)(2) or Regulation S-K.

Response: The Company has revised the disclosure on the cover page in accordance with the Staff’s comment.

Following the business combination, what will be the Combined Company’s liquidity position?,

page vii

2.	We note your disclosure in the answer to this FAQ is expressed in the amount of dollars you will have on your balance sheet. Please balance this disclosure, and the similar disclosure elsewhere, with the related amount of working capital (or deficit) you will have under the various scenarios.

Response: The Company has revised the disclosure on pages vii, viii, 9, 158 and 172 in accordance with the Staff’s comment.

Interests of Certain Persons in the Business Combination, page 11

3.	We note your revised disclosure on page 150 that your CFO, Edward Cong Wang, will serve as a director of the Combined Company. Please revise this section and related sections to specify this potential conflict of interest.

Response: The Company has revised the disclosure on pages 13 and 84 in accordance with the Staff’s comment.

Background of Redwoods’ and ANEW’s Financial Advisors, page 75

4.	We note your disclosure on page 76 that Del Mar Global Advisors Limited presented itself to you as a financial advisor on August 3, 2023 and that you executed a Consultant Agreement with Del Mar on November 29, 2023. Please specify whether Del Mar is serving as a financial advisor and whether this role differs from the role articulated in the Consultant Agreement.

Response: The Company has revised the disclosure on page 76 in accordance with the Staff’s comment.

Redwoods’ Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Liquidity, Capital Resources and Going Concern, page 122

5.	We note your discussion of working capital deficit here and in Note 1 to your unaudited condensed consolidated financial statements on page F-10 that is not the result of current assets less current liabilities. Please revise your presentation and disclosures to clearly identify, label, and discuss this non-GAAP measure in full compliance with Item 10(e) of Regulation S-K, or tell us why such disclosure is not required.

Response: The Company has revised the discussion of working capital deficit in the Liquidity, Capital Resources and Going Concern sections on page 122 and page F-10.

Information about ANEW, page 127

6.	We note from your revised disclosure in response to prior comment 3 that ANEW will no longer be focused on developing an in vitro diagnostic for Klotho isoforms. Please revise to clarify how ANEW intends to develop a gene therapy candidate, and select participants for clinical trials, if a diagnostic is not simultaneously developed. If ANEW will be relying on a third-party diagnostic, please make that clear and include appropriate risk factor disclosure. Also, please disclose if not pursuing the diagnostic would give Universitat Autònoma de Barcelona (UAB) a basis to terminate the agreement between UAB and ANEW and include appropriate risk factor disclosure. We also note the disclosure under “Liquidity and Capital Resources” on page 171 that ANEW continues to expect to deploy $1.25 million of capital for an in vitro diagnostic of Klotho isoforms. Please revise that disclosure as appropriate.

Response: The Company has revised the disclosure on pages 29, 130 and 171 in accordance with the Staff’s comments.

Unaudited Pro Forma Condensed Combined Financial Information, page 156

7.	Please address the following regarding your response to prior comment four:

●	We note your revisions on pages 164 and 165. You disclose on page 158 that there is no minimum cash condition for completing the offering. You also disclose on page ix that the receipt of PIPE financing is not a closing condition for completing the merger. However, you disclose on pages 4 and 65 that “Five million dollars ($5,000,000) is the minimum required cash commitment to complete the merger.” Please revise your disclosures to reconcile this apparent inconsistency.

●	To the extent additional financing is required for completion of the merger, revise the introductory narrative to your pro formas to identify the nature of the financing alternatives you are actively considering.

●	Disclose the extent to which you believe it is probable that the merger will close if, in the absence of additional PIPE financing, under the 50% scenario or maximum redemption scenario, redemptions will result in less than the minimum required cash of $5 million.

Response: The Company has revised the disclose on pages 4 and 65 to reflect that there is no minimum cash condition for closing under the Merger Agreement. No additional financing is required for the completion of the merger and therefore the absence of additional PIPE financing will not impact the Closing.

Note 3 - Transaction Accounting Adjustments

cc - Merger and acquisitions and other fees, page 168

8.	We note your explanation that your pro forma adjustment (cc), in the amount of $3,985,000 is for merger and acquisitions fees, proxy solicitor fees, market maker fees, legal fees, PIPE financings fees, PCAOB auditor fees and other fees. This amount, added to the $4,312,500 deferred underwriting fee payable amounts to $8,297,500, and represents fees due at closing. We also note that the fees payable at closing decreased from $11,697,500 disclosed in your previous amendment; please tell us the reason for the decrease, provide a breakdown of the items excluded, and adjust your disclosures as necessary to clarify.

Response: The Company has revised the disclosure on pages viii, 9, 158, 164, 166, 168 and 172 in accordance with the Staff’s comment. The total transaction fees were disclosed as $11,697,500 in Amended Registration Statement No. 2 and were disclosed as $8,297,500 in Amended Registration Statement No. 3. The $3,400,000 decrease in transaction fees resulted from Chardan cancelling $3,600,000 of its M&A advisory fees, offset by a $200,000 increase in Redwoods legal fees.

General

9.	Please provide us with the 2022 M&A Engagement Letter between Redwoods and Chardan described on page 70.

Response: The Company has supplementally provided the 2022 M&A Engagement Letter between Redwoods and Chardan to the Staff.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

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